Exhibit 1.1

London, 25 July 2013

CSR PLC UNAUDITED RESULTS FOR THE SECOND QUARTER

AND HALF YEAR ENDED 28 JUNE 2013

Platform Momentum Continues. Core Revenue Growth Driving Increased Profitability.

Increased interim dividend. Share buyback extended.

CSR plc (“CSR” and “the Company”) and subsidiaries (“the Group”) today report second quarter results for the 13 weeks to 28 June 2013 (“Q2 2013”) and results for the half year (“H1 2013”):

	Underlying*		IFRS
Second Quarter Financial Summary	Q2 2013	Q2 2012	Q2 2013	Q2 2012
Revenue	$262.5m	$266.5m	$262.5m	$266.5m
Core revenue**	$203.1m	$179.0m	$203.1m	$179.0m
Gross margin	52.6%	52.0%	51.8%	50.9%
Operating profit	$39.3m	$23.9m	$22.3m	$8.0m
Profit for the period	$32.1m	$17.3m	$18.3m	$5.0m
Diluted earnings per share	$0.18	$0.09	$0.10	$0.03
Net cash from operating activities	$30.0m	$40.3m	$30.0m	$40.3m
Cash, cash equivalents, treasury deposits and investments	$285.0m	$271.0m	$285.0m	$271.0m

	Underlying*		IFRS
Half Year Financial Summary	H1 2013	H1 2012	H1 2013	H1 2012
Revenue	$500.4m	$493.5m	$500.4m	$493.5m
Core revenue**	$375.0m	$317.8m	$375.0m	$317.8m
Gross margin	52.0%	51.3%	51.2%	50.1%
Operating profit (loss)	$58.4m	$26.6m	$30.0m	($7.7m	)
Profit (loss) for the period	$44.7m	$19.0m	$19.4m	($9.0m	)
Diluted earnings (loss) per share	$0.25	$0.09	$0.11	($0.05)
Net cash from operating activities	$18.5m	$24.9m	$18.5m	$24.9m

*	Underlying results are based on International Financial Reporting Standards, adjusted for amortisation of intangibles, share option charges, integration & restructuring costs, the release of a litigation provision, patent settlements, other operating income, the unwinding of discount on non-underlying items, the deferred tax effect of a change in the UK tax rate, deferred tax on unexercised share options and prior year adjustments and movements on uncertain tax positions. Please refer to the supplementary information for a reconciliation of IFRS to underlying measures on pages 26 and 27.
**	Core includes Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth® Smart and Indoor Location.

•	Financial performance:

•

Q2 2013 revenue of $262.5m (Q2 2012: $266.5m) a decrease of 2% year-on-year, with Core revenue of $203.1m (Q2 2012: $179.0m), growing 13% year-on-year, with last twelve months (LTM) Q2 2013 Core revenue of $718.2m (Q2 2012: $615.0m) growing at 17% year-on-year,

•	Underlying Q2 2013 operating profit of $39.3m (Q2 2012: $23.9m), IFRS Q2 2013 operating profit of $22.3m (Q2 2012: $8.0m),

•	Underlying H1 2013 operating profit of $58.4m (H1 2012: $26.6m), IFRS operating profit of $30.0m

(H1 2012: operating loss of $7.7m),

•	Underlying Q2 2013 diluted earnings per share of $0.18 (Q2 2012: $0.09),

•	Ended Q2 2013 with cash, cash equivalents, treasury deposits and investments of $285.0m.

•	Momentum in platform strategy:

•	Launched CSRC9300™ 40nm autograde combination chip with Wi-Fi®, Bluetooth connectivity and audio capabilities,

•	Launched CSR1010™ auto, the first autograde qualified single-mode Bluetooth Smart embedded device for automotive applications,

•	A record quarter for aptX® with 41 new licensees in Q2 2013 taking total to around 190.

•	Interim dividend of $0.045 (2012: $0.038), a growth of 18% year-on-year.

•	Completed $50m share buyback during H1 2013 and intend to return a further $25m to shareholders through a new share buyback, resulting in an expected total of $75m buyback in 2013.

Joep van Beurden, Chief Executive Officer, said: “We continue to perform well, with revenue towards the top end of our expectations. In Q2 2013, our Core business grew at 13% year-on–year and in the last twelve months (LTM) our Core business grew 17% compared to LTM in Q2 2012. This has helped to deliver increased gross margin and significantly higher profitability.

“We saw good growth in the area of Bluetooth stereo audio within our Voice & Music business which enjoyed continued positive design win momentum. We added a record 41 new licencees of our aptX audio codec during the quarter. Revenue in mono audio in China arising from the enforcement of hands-free driving legislation was strong. As we expected, the benefit of the enforcement of hands-free legislation in China has now ended. In our Camera business within Consumer, we continue to see weakness as smartphones reduce the size of the market for lower-end cameras.

“We remain as focussed as ever on shareholder returns. We have increased our interim dividend by 18% compared to last year. Having completed our latest buyback, we intend to return a further $25 million to shareholders via a share buyback, taking our total to $75 million.

“We continue to be well positioned for growth in our Core business.”

OUTLOOK

We expect third quarter revenue to be in the range of $240m to $260m. We currently expect revenue for the full year to be in line with market consensus expectations.

Notes to Financial Summary Tables

Non-GAAP Disclosure: Although International Financial Reporting Standards (“IFRS”) disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure. CSR believes that these underlying items (in particular, underlying gross profit, underlying gross margin, underlying cost of sales, underlying R&D expenditure, underlying SG&A expenditure, underlying operating profit, underlying operating margin, underlying finance (expense) income, underlying profit before tax, underlying tax, underlying profit for the period and underlying diluted earnings per share derived therefrom) provide additional information on underlying trends that is useful to investors. Management uses these underlying measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions, and are also used to determine and manage the long term growth of the business. We present and discuss these underlying measures in order to: (a) provide consistency with the way management views the business and discuss performance with investors; (b) ensure that the measures are fully understood in the light of how CSR manages the business; (c) properly define the metrics used and confirm their calculation; (d) share the metrics with all investors at the same time; (e) assist investors in their assessment of the long-term value of CSR; and (f) assist investors in understanding management decisions. The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies. Underlying measures should not be considered in isolation from, as substitutes for, or as superior measures to, IFRS measures. A reconciliation of each underlying measure to the most comparable IFRS measure is provided as part of the Supplementary Information, from pages 26 to 27.

CSR plc	FTI Consulting
Joep van Beurden, Chief Executive Officer	James Melville-Ross
Will Gardiner, Chief Financial Officer	Jon Snowball
Jeffery Torrance, Investor Relations Director	Tel: +44 (0) 20 7831 3113
Paul Sharma, Investor Relations Manager Tel: +44 (0) 1223 692 000

UK conference call and presentation	9.00 am BST, 25 July 2013
Location:	JP Morgan Cazenove, Holborn Bars, 138-142 Holborn, London EC1N 2NQ
Details of the live audio webcast and audio call:	UK and RoW: +44 (0)20 3426 2886 UK Toll Free: 0808 237 0033 North America: +1 347 329 1282
Replay:	UK Toll Free: 0808 237 0026 Outside the UK: +44 (0)20 3426 2807 Access Code: 640482#
Details:	Also available on the CSR website - http://www.csr.com/Q2-2013-webcast-uk *

*	The information on our website is not incorporated by reference into this report.

The third quarter 2013 results are expected to be announced around the beginning of November.

Executing against our Strategy

Our strategy is to focus on our chosen end markets, exploiting our integrated and differentiated technology platforms, with the goal of achieving sustainable growth with higher margins and returns. We currently develop enhanced and connected platforms in Voice & Music, Auto and Consumer, where we believe we have a strong position. We focus on five end markets in our Core business group - Automotive Infotainment, Imaging, Voice & Music and the two nascent markets of Bluetooth Smart and Indoor Location - which we believe will enable us to generate sustainable revenue growth with good margins over the medium and longer term.

Our aim is to develop higher margin platforms in markets that we expect will outgrow the overall semiconductor market. We expect our total serviceable addressable market to grow from approximately $3.6 billion in 2013 to $6.7 billion in 2018, (excluding revenue from the yet to be commercially introduced market of Indoor Location), representing a compound annual growth rate of 13%.

We take a disciplined approach to capital allocation, investing in markets where we see prospects for revenue growth. We continue to expect our underlying operating costs to be between $400 million and $410 million for 2013.

We continue to execute well against our strategy. We saw growth in Core revenue, with Q2 2013 revenue of $203.1 million (Q2 2012: $179.0 million) representing a 13% year-on-year increase. Core underlying gross margin was 59.6%, which is at the top end of our target range of 55% to 60%.

On 27 June 2013 we hosted a Capital Market Day and the presentation materials can be found at http://www.csr.com/ir/results-announcements/results-presentations.

Progress on Platforms

In our Auto business we continue to ship our next-generation SiRFprimaII™ and SiRFatlasVI™ 40nm automotive infotainment and navigation platforms. We are seeing increasing demand from Tier One customers for our connectivity products. Several of our reported design wins for our autograde Wi-Fi have started ramping into volume production with a number of customers.

During Q2 2013, we launched the CSRC9300, our first 40nm auto-grade combination chip with Wi-Fi, Bluetooth connectivity and audio capabilities. The solution will enable car manufacturers to deliver future connected car applications, such as Miracast over 5GHz, and keyless entry using Bluetooth Smart. The CSRC9300 also features on-chip audio processing capabilities such as wideband speech and our high-end aptX audio codec, delivering premium quality audio connections for in-vehicle hands-free calling and Bluetooth stereo streaming.

We launched CSR1010 auto, the first autograde qualified single-mode Bluetooth Smart embedded device for automotive applications. It will service existing and upcoming in-vehicle wireless applications as part of a Bluetooth Smart based end-to-end solution and enables an automotive ecosystem with the CSR1010 auto in keyfobs, remote controls and sensors around the vehicle, creating multi-chip opportunities for us per vehicle.

In our Voice & Music business we continued our market leadership in the area of Bluetooth stereo audio. We see ongoing growth for streaming audio via Bluetooth as the proliferation of Bluetooth-enabled wireless audio devices persists, including new audio product releases from Ultimate Ears (Logitech) and Bose, with around 380 new SIG (Bluetooth special interest group) stereo end product listings in the quarter, compared to around 160 stereo SIG listings for Q2 2012.

Our market-leading aptX audio codec technology had a record quarter, with 41 licensee agreements signed during Q2 2013. We have also seen significant end product launches featuring aptX, with 51 products launched, including the Samsung Galaxy S4 Mini and Samsung Galaxy Tab 3 8.0, the HTC Butterfly S and the Sony CM-BT80 Speaker. We now have around 190 licensees for this technology, a strong pipeline of pending product launches and believe that continued adoption of aptX contributes to maintaining a strong market position for our products in the wireless audio market.

In our Consumer business, in Q2 2013 we introduced the SiRFstarV™ 5e, a Global Navigation Satellite System (GNSS) engine optimised to enable highly accurate location positioning for devices including mobile phones, cameras and health & fitness products. Wireless solutions specialist Telit Communications will be using the solution for its Jupiter SE868-V2 module, which was launched at CTIA Wireless 2013 in Las Vegas.

Our Quatro 4300™ system-on-a-chip has been chosen for the new Pringo pocket-size printer from HiTi Digital, Inc. The Pringo printer is the first mobile Wi-Fi enabled dye-sub photo printer to be introduced into the market, enabling consumers to affordably print high-resolution photographs on the go.

We believe Google’s introduction of Google Maps 2.0 application for iPhone will be a catalyst for the adoption of indoor location technology, as this application provides multi-floor maps for many shopping malls and other public buildings.

Operating Results

Underlying gross margin increased from 52.0% in Q2 2012 to 52.6% in Q2 2013. Under IFRS, gross margin in Q2 2013 was 51.8% (Q2 2012: 50.9%). Core underlying gross margin was 59.6% (Q2 2012: 58.0%). Legacy underlying gross margin decreased to 28.9% in Q2 2013 compared to the same period last year (Q2 2012: 40.0%), due to a provision made for supplies of a legacy product. We expect Core underlying gross margins to continue within the 55% - 60% range and expect overall underlying gross margins in H2 2013 to increase slightly compared to Q2 2013 due to the mix of revenue from Core and Legacy Products.

Our underlying operating expenses in Q2 2013 were $98.6 million (Q2 2012: $114.7 million), with R&D costs of $60.9 million (Q2 2012: $70.8 million) and SG&A costs of $37.7 million (Q2 2012: $43.9 million). Q2 2013 underlying R&D costs and SG&A costs fell year-on-year mainly due to the effects of the lower cost base following the transaction with Samsung Electronics Co. Ltd. and other cost reduction initiatives. Our IFRS operating expenses for Q2 2013 were $113.5 million (Q2 2012: $127.5 million) and decreased due to the reason above.

The key differences between IFRS operating profits and underlying operating profits were share based payment charges of $8.4 million (Q2 2012: $5.0 million), amortisation of intangibles of $4.7 million (Q2 2012: $5.7 million) and restructuring costs of $5.6 million (Q2 2012: $5.1 million).

Tax

Our underlying tax rate in Q2 2013 was lower than expected at 16.6%, and is described in more detail on Page 10. We expect this effect to reverse in Q3 2013, with an expected tax rate in the high 20’s per cent.

We continue to expect our overall tax rate for 2013 to be approximately 23%, with the tax rate in 2014 in the low 20’s per cent range due to changes in the geographic mix of our business and the implementation of the Patent Box in the U.K. We continue to expect minimal cash tax in 2013 and 2014.

Financial Metrics

We expect capital expenditure on fixed asset additions to be approximately $25 million in 2013 and in 2014 and depreciation approximately $25 million in 2013 and in 2014. We expect amortisation of intangibles to be approximately $15 million in 2013 and in 2014.

Share Count

The diluted weighted average number of shares at the end of Q2 2013 was 176 million (Q2 2012: 199 million), an increase on the diluted weighted average number of shares at the end of Q1 2013 of 174 million. This movement was due to the rise in the share price during Q2 2013 which increased the number of ‘in-the-money’ options, as well as a high volume of employee share option exercises at both the end of Q1 2013 and the beginning of Q2 2013. These factors more than offset the weighted average effect of the most recent share buyback, which was completed at the end of Q2 2013.

Operating Review

Second quarter revenue and gross margin by reportable segment	Q2 2013	Q2 2012	Revenue growth from Q2 2012 to Q2 2013
Auto	$63.6m	$60.1m	6%
Voice and Music	$92.6m	$47.8m	94%
Consumer	$46.9m	$71.1m	(34%)
Core	$203.1m	$179.0m	13%
Underlying gross margin - Core	59.6%	58.0%
Legacy Products Group	$59.4m	$87.5m	(32%)
Underlying gross margin - Legacy Products Group	28.9%	40.0%
Total revenue	$262.5m	$266.5m	(2%)
Underlying gross margin - total	52.6%	52.0%

Half year revenue and gross margin by reportable segment	H1 2013	H1 2012	Revenue growth from H1 2012 to H1 2013
Auto	$118.8m	$107.5m	11%
Voice and Music	$166.7m	$83.2m	100%
Consumer	$89.5m	$127.1m	(30%)
Core	$375.0m	$317.8m	18%
Underlying gross margin - Core	58.6%	57.8%
Legacy Products Group	$125.4m	$175.7m	(29%)
Underlying gross margin - Legacy Products Group	32.3%	39.8%
Total revenue	$500.4m	$493.5m	1%
Underlying gross margin - total	52.0%	51.3%

Auto

Q2 2013: 24% of revenue; Q2 2012: 22% of revenue (H1 2013: 24% of revenue; H1 2012: 22% of revenue)

Revenue in the Auto business was $63.6 million in Q2 2013 (Q2 2012: $60.1 million), an increase of 6% over the comparable period last year, contributing to an 11% H1 2013 revenue growth compared to H1 2012.

In Auto, following our strong design wins in automotive Wi-Fi over the last few years, we expect it to contribute significantly to growth in the Auto business in H2 2013. We expect our new-generation Automotive Infotainment platforms SiRFatlasVI and SiRFprimaII to contribute meaningful revenue in 2013 from after-market products. We have a number of design wins for our automotive infotainment and navigation platforms for displaying audio from smartphones to a dashboard screen in a car.

Voice & Music

Q2 2013: 35% of revenue; Q2 2012: 18% of revenue (H1 2013: 33% of revenue; H1 2012: 17% of revenue)

Revenue in the Voice & Music business in Q2 2013 was $92.6 million (Q2 2012: $47.8 million), an increase of 94% on the comparable period last year. Our CSR8600™ next-generation audio platform continues to see customer demand in the areas of stereo headsets and active speakers. We continue to hold a leading position in the area of Bluetooth audio.

As expected, our mono voice business benefitted from the stricter enforcement of legislation regarding hands-free driving in China. We expect no further positive impact in future periods from hands-free driving legislation in China.

Consumer

Q2 2013: 18% of revenue; Q2 2012: 27% of revenue (H1 2013: 18% of revenue; H1 2012: 26% of revenue)

Revenue in the Consumer business in Q2 2013 was $46.9 million (Q2 2012: $71.1 million), a decrease of 34% on the comparable period last year. This was primarily due to a decrease in revenue derived from Camera and Gaming.

Revenue in Camera remains under pressure, due to the increasing use of smartphones and tablets for point-and-shoot photography. Camera revenue in Q2 2013 declined year-on-year and we expect this trend to continue for the remainder of 2013. We are investing to reposition our portfolio from point-and-shoot cameras towards video-centric products and we presently expect to begin to see the benefits of this investment during 2014. We are seeing ongoing interest in our COACH 16 technology for both camera and video-centric applications and have secured a Tier One ODM design win for the product.

In Gaming, revenue has declined in Q2 2013 compared to Q2 2012 due to the increasing use of tablets rather than consoles for gaming.

Our Document Imaging business has seen stable revenue in Q2 2013.

We continue to see increased interest and activity in the area of Bluetooth Smart, with a number of design wins in the health & fitness and human interface device (HID) markets, including a remote control for NTT in Japan. While revenue in 2013 from this area is likely to be limited, we see the potential for strong medium and long-term growth in this market. Google and the Bluetooth Special Interest Group (SIG) announced in May 2013 that Android will include native support for Bluetooth Smart Ready and Bluetooth Smart devices in the next version of its operating system, which when implemented, will result in the majority of new smartphones being able to integrate seamlessly with Bluetooth Smart Ready devices. In addition, Apple’s recent iOS 7.0 beta release supports Bluetooth Smart Ready HID and location technology.

Legacy Products Group

Q2 2013: 23% of revenue; Q2 2012: 33% of revenue (H1 2013: 25% of revenue; H1 2012: 35% of revenue)

Revenue in the Legacy Products Group in Q2 2013 was $59.4 million (Q2 2012: $87.5 million), a decrease of 32% over the comparable period last year. Legacy Products business consists of the discontinued business lines from Zoran, in addition to handset connectivity and handset location business lines. For the remainder of 2013, we expect Legacy Product revenue to decline by approximately 50% compared to H2 2012. We continue to expect Legacy Product revenue to decline by 50% in 2014 compared to revenue in the 2013 financial year.

Dividend

On 21 February 2013, we announced that the Board was recommending a final dividend of $0.08 per ordinary share which, together with the interim dividend of $0.038 per ordinary share, amounted to $0.118 per ordinary share in respect of the 2012 financial year. This represented an increase of 15% over the 2011 full year dividend (2011: $0.103).

The dividend was approved by shareholders at the Annual General Meeting held on 22 May 2013 and was paid on 31 May 2013 to shareholders on the register as at 10 May 2013. The dividend was paid in sterling and the sterling value of the dividend payment per ordinary share was based on an exchange rate of £/$1.5355, which amounted to 5.210 pence per ordinary share.

In respect of the 26 week period ended 28 June 2013, the Board has approved payment of an interim dividend of $0.045 (2012: $0.038) per ordinary share. The dividend will be paid on 6 September 2013 to holders of record as at 16 August 2013. This reflects the Board’s confidence in the organic growth being achieved by the Company and the commitment to delivering returns to shareholders via a progressive dividend policy. The Board expects interim dividends to be approximately one-third of the final dividend for the full year, although the decision on the final dividend will depend on the result achieved.

Share Buyback

At a general meeting held on 14 March 2013, we received authority for a share buyback of up to $50 million. On 20 March 2013, we entered into a non-discretionary engagement to purchase ordinary shares up to an aggregate value of $50 million. We completed the buyback in late June with 6,302,089 ordinary shares purchased at an average price of 512.6142 pence per ordinary share.

We remain cash generative and ended the first half of 2013 with cash, cash equivalents, treasury deposits and investments of $285.0 million. The Board is committed to maximising shareholder value and regularly reviews the efficiency of its balance sheet and the expected ongoing cash requirements of the business. In light of this, the Board has concluded a share buyback of up to $25 million is appropriate, which it intends to commence shortly. The Company will be utilising the general authority for the buyback of shares which was renewed with the approval of shareholders at the Annual General Meeting held in May 2013. The Board believes the share buyback will result in an increase in earnings per share and is in the best interests of shareholders generally.

We intend to complete the $25 million buyback during H2 2013.

People

Total headcount was 2,092 as at 28 June 2013 (29 March 2013: 2,143).

Litigation

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See, for example, our Securities and Exchange Commission (“SEC”) filings and our Annual Report for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

There are three lawsuits pending between CSR and Freescale Semiconductor, Inc.: two patent infringement actions in the US District Court and a declaratory judgment action in state court. Trial dates have not been set in any of the three cases. The two patent infringement cases are in the discovery phase with respective Markman claim construction hearings scheduled for Q3 and Q4 2013. CSR’s patent infringement case against Freescale is pending in the US District Court for the Northern District of California (Case No. 12-CV-02619), and involves three US patents. Freescale’s patent infringement case against CSR is pending in the US District Court for the Western District of Texas (Case No. 1:12-CV-00644) and involves four US patents. Freescale’s declaratory judgment action against CSR, filed on 12 September 2012 in New York state court (Index No. 653178/2012), seeks to prevent a longstanding license agreement from CSR to Freescale from terminating in November 2012. CSR’s response to Freescale’s action, filed in April 2013, includes counterclaims for trade secret misappropriation, trademark infringement, and the failure of Freescale to allow CSR to perform an audit verifying royalties owed.

CSR and/or Zoran are named defendants in three patent infringement cases filed by patent portfolio non-practising entities. These cases are in various stages of litigation and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints, case venues in US District Court, and the scheduled trial dates are as follows: Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; E.D. Texas; Judgment of non-infringement entered against Azure on 30 May 2013, which judgment Azure has appealed to the US Court of Appeals for the Federal Circuit); HSM Portfolio and Technology Property (Filed 1 September 2011; D. Delaware; Trial scheduled for Q1 2015); and Innovus Prime (Filed 26 August 2011; N.D. Cal.; No trial date set).

No provision has been recorded for any of the ongoing cases above as cash outflow has not been deemed probable as of the date hereof.

Financial Review – second quarter ended 28 June 2013

	Underlying		IFRS
Second Quarter Financial Summary	Q2 2013	Q2 2012	Q2 2013	Q2 2012
Revenue	$262.5m	$266.5m	$262.5m	$266.5m
Gross profit	$138.0m	$138.6m	$135.8m	$135.6m
Gross margin	52.6%	52.0%	51.8%	50.9%
R&D expenditure	$60.9m	$70.8m	$66.7m	$74.2m
SG&A expenditure	$37.7m	$43.9m	$46.8m	$53.3m
Operating profit	$39.3m	$23.9m	$22.3m	$8.0m
Tax charge	$6.4m	$6.3m	$2.8m	$2.2m
Diluted earnings per share	$0.18	$0.09	$0.10	$0.03
Net cash from operating activities	$30.0m	$40.3m	$30.0m	$40.3m

Revenue

Revenue decreased by 2% over the comparable period last year to $262.5 million (Q2 2012: $266.5 million). Core revenue was $203.1 million (Q2 2012: $179.0 million), an increase of 13% over the comparable period last year. Revenue growth was particularly strong in Voice & Music (94% increase), though growth in this business line was more than offset by the decline in revenue in Consumer (34% decrease) and the Legacy Products Group (32% decrease).

Gross margin

Underlying gross margins increased by 0.6 percentage points to 52.6% (Q2 2012: 52.0%). The increase in gross margins was driven by a larger share of the revenue mix for Core revenue, which was 77% of total revenue in Q2 2013 (Q2 2012: 67% of total revenue) and higher gross margins within the Core business group of 59.6% (Q2 2012: 58.0%).

Under IFRS, gross margins in Q2 2013 increased by 0.9 percentage points to 51.8% (Q2 2012: 50.9%). This increase was largely driven a by larger share of the revenue mix for Core revenue and higher gross margin in the Core business group (as discussed above), as well as a decrease in amortisation charges on acquired intangible assets, increasing gross margins by 0.3 percentage points.

Operating Expenses

On an underlying basis, in Q2 2013 R&D expenditure decreased by 14% to $60.9 million (Q2 2012: $70.8 million) and SG&A expenditure decreased by 14% to $37.7 million (Q2 2012: $43.9 million), largely as a result of both a lower cost base and lower staff numbers following the disposal of development operations in handset location and handset connectivity in Q4 2012.

Under IFRS, in Q2 2013 R&D expenditure decreased by 10% to $66.7 million (Q2 2012: $74.2 million) and SG&A expenditure decreased by 12% compared to Q2 2012 to $46.8 million (Q2 2012: $53.3 million). The decline in operating expenses was partially offset, on an IFRS basis, by an increase in share based payment charges to $8.4 million in Q2 2013 (Q2 2012: $5.0 million), as increases in the CSR share price over the past twelve months have increased the fair value of share options granted to employees over that period.

Operating Profit

Underlying operating profit has increased by $15.4 million to $39.3 million (Q2 2012: $23.9 million) over the comparable period last year. Though revenue has decreased by 2%, this has been more than offset by an increase in underlying gross margins during the quarter and a decrease in underlying operating expenses.

Under IFRS, operating profit has increased by $14.3 million to $22.3 million in Q2 2013 (Q2 2012: $8.0 million) over the comparable period last year. The increase in IFRS operating profit over the comparable period last year, was less than the increase in underlying operating profit over the same period, as a result of the increase in share based payment charges, as discussed above.

Finance Expense

The underlying finance expense was $0.9 million in Q2 2013 (Q2 2012: $0.4 million). Under IFRS, the finance expense was $1.3 million in Q2 2013 (Q2 2012: $0.9 million), which includes a charge of $0.4 million relating to the unwinding of the discount on the Broadcom litigation settlement costs due to the long-term nature of the obligation.

Tax charge

The underlying tax charge increased by $0.1 million to $6.4 million (Q2 2012: $6.3 million), over the comparable period last year. The effective tax rate for Q2 of 16.6% benefits from the inclusion of the 2012 US Federal R&D tax credits, following the enactment of the American Taxpayer Relief Act of 2012 and the favourable settlement of certain long standing enquiries with overseas tax authorities. In addition to the tax charge in the first quarter, this results in an underlying effective tax rate of 20.5% at the half year.

Under IFRS, the tax charge for Q2 2013 was $2.8 million (Q2 2012: $2.2 million). The increase in the tax charge in Q2 2013 was driven by increased profitability year-on-year, though this is partially offset by a deferred tax credit of $0.9 million in relation to movements in the deferred tax asset on unexercised share options recognised in Q2 2013.

Earnings per share

Underlying diluted earnings per ordinary share increased by $0.09 to $0.18 (Q2 2012: $0.09) over the comparable period last year and under IFRS measures, diluted earnings per ordinary share increased by $0.07 to $0.10 (Q2 2012: $0.03). This increase was primarily due to both improvements in our business performance over the comparable period last year, and a reduction in the diluted weighted average number of shares as a result of the completion of the tender offer in Q4 2012.

The diluted weighted average number of shares at the end of Q2 2013 was 176,181,890 (Q2 2012: 199,227,206), which represented an increase on the diluted weighted average number of shares at the end of the previous quarter (Q1 2013: 173,977,491). This trend can be attributed to improvements in our share price during the second quarter, which increased the dilutive effect of outstanding employee share options, as well as a high volume of employee share option exercises at both the end of Q1 2013 and the beginning of Q2 2013. Both of these factors more than offset the weighted average effect of the most recent share buyback, which was completed at the end of Q2 2013.

Cash, cash equivalents, treasury deposits and investments

There was a cash inflow from operating activities of $30.0 million in Q2 2013, a decrease of $10.3 million over the comparable period last year (Q2 2012: $40.3 million). Although underlying profitability has increased, this increase was offset by negative movements in working capital during Q2 2013, mainly due to a reduction in creditors arising from employee benefits.

During Q2 2013, we spent $47.7 million as part of the share buyback. A further $13.0 million was returned to shareholders, through the payment of dividends in Q2 2013.

Cash, cash equivalents, treasury deposits and investments decreased by $33.0 million during Q2 2013 to $285.0 million (Q1 2013: $318.0 million).

Balance Sheet

Days sales outstanding were 35 days at 28 June 2013, an improvement of 1 day in comparison to the prior quarter (Q1 2013: 36 days) and consistent with the corresponding period last year (Q2 2012: 35 days), as cash collections improved at the end of the second quarter of 2013.

Inventory days improved by 13 days in Q2 2013 over the comparable period last year to 66 days (Q2 2012: 79 days), as inventory levels decreased by $23.8 million to $89.4 million in Q2 2013 (Q2 2012: $113.2 million) over the same period, reflecting improvements in internal inventory management processes.

Goodwill

We are working to reposition our Camera portfolio and, while we believe that our strategy to reposition this business will result in future growth, we may not be successful in doing so. Due in part to adverse performance there is a risk of impairment for Camera. See Note 12 Goodwill for further details.

Financial Review – 26 weeks ended 28 June 2013

	Underlying		IFRS
Half Year Financial Summary	H1 2013	H1 2012	H1 2013	H1 2012
Revenue	$500.4m	$493.5m	$500.4m	$493.5m
Gross profit	$260.4m	$253.4m	$256.1m	$247.3m
Gross margin	52.0%	51.3%	51.2%	50.1%
R&D expenditure	$127.6m	$138.7m	$140.1m	$145.5m
SG&A expenditure	$74.3m	$88.2m	$86.0m	$109.5m
Operating profit (loss)	$58.4m	$26.6m	$30.0m	($7.7m	)
Tax charge (credit)	$11.5m	$7.1m	$7.6m	($0.4m	)
Diluted earnings per share	$0.25	$0.09	$0.11	($0.05)
Net cash from operating activities	$18.5m	$24.9m	$18.5m	$24.9m

Revenue

Revenue increased in H1 2013 by 1% over the comparable period last year to $500.4 million (H1 2012: $493.5 million), as Core revenue, driven by strong revenue growth in Voice & Music (100% increase), grew by 18% to $375.0 million (H1 2012: $317.8 million). This was partially offset by declining Legacy Product revenue, which decreased by 29% compared to H1 2012 to $125.4 million (H1 2012: $175.7 million). We expect Legacy Product revenue to continue to decline in the second half of 2013.

Gross Margin

Underlying gross margin increased by 0.7 percentage points in H1 2013 to 52.0% in comparison to the same period last year (H1 2012: 51.3%), which reflects an increase in Core underlying gross margins of 0.8 percentage points to 58.6% (H1 2012: 57.8%), as well as an increase in the share of Core revenue in the revenue mix to 75% (H1 2012: 64%). This has been partially offset by declining underlying margins from Legacy Product revenue, which decreased by 7.5 percentage points to 32.3% in H1 2013 (H1 2012: 39.8%), though the share of Legacy Product revenue in the revenue mix has declined to 25% (H1 2012: 36%).

Under IFRS, gross margin increased by 1.1 percentage points to 51.2% in H1 2013 (Q2 2012: 50.1%). In addition to increases in underlying gross margin, as discussed above, this can be attributed to decreases in amortisation charges on acquired intangible assets, increasing gross margin by 0.4 percentage points.

Operating Expenses

On an underlying basis, R&D expenditure decreased by 8% in H1 2013 to $127.6 million (H1 2012: $138.7 million) and SG&A expenditure decreased by 16% in H1 2013 to $74.3 million (H1 2012: $88.2 million), largely as a result of both a lower cost base and lower staff numbers following the disposal of development operations in handset location and handset connectivity in Q4 2012.

Under IFRS, R&D expenditure decreased by 4% to $140.1 million over the comparable period last year (H1 2012: $145.5 million). The decrease on an underlying basis was partially offset by an increase in share based payment charges of $5.8 million to $11.5 million (H1 2012: $5.7 million), as improvements in our share price impacted the fair value of share awards to employees, including certain share awards that were granted and vested in the first quarter of 2013.

Under IFRS, SG&A expenditure decreased by 21% in H1 2013 to $86.0 million over the comparable period last year (H1 2012: $109.5 million). Though share based payment charges increased by $3.4 million to $8.8 million in H1 2013 (H1 2012: $5.4 million), due to increases in our share price, as discussed above, this was offset by a credit of $9.8 million arising from the release of a litigation provision in the first quarter of 2013.

Operating Profit

Underlying operating profit increased by $31.8 million to $58.4 million in H1 2013 in comparison to the same period last year (H1 2012: $26.6 million), whereas under IFRS, operating profit increased by $37.7 million to $30.0 million in H1 2013 (H1 2012: operating loss of $7.7 million). The increase in underlying operating profit and IFRS operating profit reflects increases in both revenue and gross margin (both underlying and IFRS) and a decrease in operating expenses, as previously discussed.

Under IFRS, share based payment charges increased by $9.3 million to $20.3 million in H1 2013 (H1 2012: $11.0 million). This increase was more than offset by a decrease in the amortisation charges on acquired intangible assets of $2.0 million (H1 2013: $9.4 million, H1 2012: $11.4 million) and the credit of $9.8 million arising from the release of a litigation provision.

Finance Expense

The underlying finance expense was $2.4 million in H1 2013 (H1 2012: $1.2 million). Under IFRS, the finance expense was $3.3 million in H1 2013 (H1 2012: $2.3 million), which includes a charge of $0.9 million relating to the unwinding of the discount on the Broadcom litigation settlement costs due to the long-term nature of the obligation.

Tax charge

There was an underlying tax charge of $11.5 million in H1 2013, an increase of $4.4 million over the comparable period last year (H1 2012: $7.1 million), driven by increases in underlying profitability but benefiting from the inclusion of the 2012 US Federal R&D tax credits following the passing of the American Taxpayer Relief Act on 2 January 2013, and the favourable settlement of certain long standing enquiries with overseas tax authorities. We expect the tax charge for Q3 2013 and the second half of 2013 will be higher as the H1 US R&D benefits, (as described above) will not be repeated and because the benefit of UK R&D tax credits will no longer be reflected in the underlying tax charge but rather in operating expenditure, following the substantive enactment of the Finance Act 2013 in July 2013.

We expect our ongoing underlying effective tax rate to be similar in the 2013 financial year to the 2012 financial year charge of 23.6%.

Under IFRS, the tax charge was $7.6 million, compared to a tax credit of $0.4 million in H1 2012. The increase in the H1 2013 tax charge can also be attributed to improved profitability, with the effective tax rate for the first half of 2012 affected by a charge of $1.5 million which was due to the downward revaluation of deferred tax assets following reductions in the statutory UK Corporation tax rate.

Earnings per share

Underlying diluted earnings per ordinary share has increased by $0.16 to $0.25 in H1 2013 (H1 2012: $0.09) over the comparable period last year. Under IFRS measures, diluted earnings per ordinary share increased by $0.16 to $0.11 in H1 2013 (H1 2012: diluted loss per ordinary share of $0.05). This is a result of both improvements in our business performance and a reduction in the diluted weighted average number of shares as a result of the completion of the tender offer in Q4 2012 and buyback activity.

The diluted weighted average number of shares at the end of the first half of 2013 was 176,028,784 (H1 2012: 200,301,688).

Cash, cash equivalents, treasury deposits and investments

There was a cash inflow from operating activities of $18.5 million in H1 2013, a decrease of $6.4 million over the comparable period last year (H1 2012: $24.9 million). Though underlying profitability increased, this was offset by negative movements in working capital during the half year.

We returned $49.8 million cash to shareholders through the completion of the buyback in June 2013, as well as $13.0 million through payments of dividends. We received $16.1 million from the exercise of employee share options during the first half of 2013.

Risks and uncertainties

The Board reported on the principal risks and uncertainties in the Annual Report and Financial Statements for the 52 weeks ended 28 December 2012. A detailed explanation can be found on pages 45 to 50 of the Annual Report and Financial Statements, which is available on CSR’s website on www.csr.com. Our Annual Report filed with the SEC under Form 20-F is available on www.sec.gov.

These risks and uncertainties (which remain applicable to the second half of the current year) include:

•

Risks related to the Company, including the business model, products, including product development and design cycle, technological risk, strategic, commercial, customer, supplier, operational, financial, compliance, IP and litigation related risks;

•	Risks related to the industry, including economic factors, foreign currency, technology, regulatory, competition and political stability related risks; and

•	Other risks related to owning CSR ordinary shares.

Responsibility statement

We confirm that to the best of our knowledge:

(a) the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

(b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the period); and

(c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Chief Executive Officer	Chief Financial Officer
Joep van Beurden	Will Gardiner

Cautionary Note

This release contains, or may contain, ‘forward looking statements’ in relation to the future financial and operating performance and outlook of CSR, as well as other future events and their potential effects on CSR. Generally, the words ‘will’, ‘may’, ‘should’, ‘continue’, ‘believes’, ‘targets’, ‘plans’, ‘expects’, ‘estimates’, ‘aims’, ‘intends’, ‘anticipates’, or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to the following: expected developments in our product portfolio, expected revenue in both our Core and Legacy businesses, expected margins, expected trends, expected growth, including growth prospects in our Core business (including each of Auto, Voice & Music, and Consumer) expected annualised operating costs savings, expected annualised operating expenses, expected future cash generation, expected market position, including expected future design wins and increase in market share, expected timing of product releases and expected timing of product development milestones, expected incorporation of our products in those of our customers, expected adoption of new technologies, the expectation of volume shipments of our products, expected product markets and their expansion or contraction, opportunities in our industry and our ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of our financial performance on our share price, the impact of government regulation, expected tax rates, expected performance against adverse economic conditions, and other expectations and beliefs of our management.

Actual results and developments could differ materially from those expressed or implied by these forward looking statements as a result of numerous risks and uncertainties. These factors include, but are not limited to: a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with the development of new products in response to market demand and CSR’s ability to ensure timely delivery of such products; increased expenses associated with new product introductions, masks, or process changes; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; declines in the average selling prices of CSR’s products; cancellation of existing orders or the failure to secure new orders; risks associated with securing sufficient capacity from the third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; difficulties related to distributors who supply our products to customers; risks associated with existing or future litigation, including the risk that the Company will be enjoined from shipping or selling its products; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property and other commercially sensitive information; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions and realise the expected commercial benefits and synergies from such acquisitions and other strategic transactions in the amounts or timeframes anticipated; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; the difficulty in predicting future results; and other risks and uncertainties discussed, without limitation, under the heading “Risk Factors” in our 2012 Annual Report filed on Form 20-F and other filings with the US Securities and Exchange Commission.

The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither CSR nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent required under applicable law.

Bluetooth® and the Bluetooth logos are trademarks owned by Bluetooth SIG, Inc. and licensed to CSR. Wi-Fi®, Wi-Fi Alliance®, WMM®, Wi-Fi Protected Access®, WPA®, WPA2®, Wi-Fi Protected Setup™ and Wi-Fi Multimedia™ are trademarks of the Wi-Fi Alliance. Other products, services and names used in this document may have been trademarked by their respective owners.

Condensed Consolidated Income Statement

	Note	Q2 2013	Q2 2012	Q1 2013	H1 2013	H1 2012
		(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
		$’000	$’000	$’000	$’000	$’000
Revenue		262,453	266,514	237,928	500,381	493,502
Cost of sales		(126,612)	(130,962)	(117,650)	(244,262)	(246,246)

Gross profit		135,841	135,552	120,278	256,119	247,256
Research and development costs		(66,684)	(74,216)	(73,456)	(140,140)	(145,500)
Selling, general and administrative expenses		(46,841)	(53,300)	(39,115)	(85,956)	(109,470)
Operating profit (loss)		22,316	8,036	7,707	30,023	(7,714)
Investment income		109	110	108	217	676
Finance expense		(1,328)	(921)	(1,949)	(3,277)	(2,321)

Profit (loss) before tax		21,097	7,225	5,866	26,963	(9,359)
Tax		(2,829)	(2,225)	(4,746)	(7,575)	390

Profit (loss) for the period		18,268	5,000	1,120	19,388	(8,969)

Earnings (loss) per share		$	$	$	$	$
Basic	6	0.11	0.03	0.01	0.12	(0.05)
Diluted	6	0.10	0.03	0.01	0.11	(0.05)

Condensed Consolidated Statement of Comprehensive Income

	Q2 2013	Q2 2012	Q1 2013	H1 2013	H1 2012
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	$’000	$’000	$’000	$’000	$’000
Profit (loss) for the period	18,268	5,000	1,120	19,388	(8,969)
Other comprehensive income
Gain (loss) on cash flow hedges	18	(1,293)	(5,808)	(5,790)	1,769
Net tax on cash flow hedges in statement of comprehensive income	(4)	323	1,336	1,332	(442)
Transferred to income statement in respect of cash flow hedges	311	73	(201)	110	(265)
Tax on items transferred from statement of comprehensive income	(72)	(18)	46	(26)	66
Actuarial losses in defined benefit plans	—	—	—	—	(18)

Total comprehensive income (loss) for the period	18,521	4,085	(3,507)	15,014	(7,859)

Condensed Consolidated Balance Sheet

		28 June 2013	28 December 2012
		(reviewed)	(audited)
	Notes	$’000	$’000
Non-current assets
Goodwill	12	181,877	181,877
Other intangible assets		106,730	120,673
Property, plant and equipment		27,720	26,349
Investment		3,719	3,719
Deferred tax asset		91,553	89,193
Long term asset		31,000	31,000

		442,599	452,811

Current assets
Inventory		89,405	87,850
Derivative financial instruments		142	2,702
Trade and other receivables		121,555	117,706
Corporation tax debtor		5,280	6,379
Treasury deposits and investments		23,007	18,491
Cash and cash equivalents		261,996	314,760

		501,385	547,888

Total assets		943,984	1,000,699

Current liabilities
Trade and other payables		191,908	227,777
Current tax liabilities		10,669	14,509
Obligations under finance leases		801	1,393
Derivative financial instruments		3,356	—
Provisions	13	6,378	16,742

		213,112	260,421

Net current assets		288,273	287,467

Non-current liabilities
Trade and other payables		29,066	35,846
Deferred tax liability		4,891	4,891
Long-term provisions	13	3,671	4,395
Obligations under finance leases		3	170
Defined benefit pension scheme deficit		42	42

		37,673	45,344

Total liabilities		250,785	305,765

Net assets		693,199	694,934

Equity
Share capital		325	317
Share premium account		539,639	523,654
Capital redemption reserve		1,029	1,029
Merger reserve		61,574	61,574
Employee benefit trust reserve		(19,163)	(19,163)
Treasury shares		(131,701)	(86,929)
Hedging reserve		(3,185)	2,495
Share based payment reserve		129,237	112,677
Tax reserve		53,274	41,630
Retained earnings		62,170	57,650

Total equity		693,199	694,934

Condensed Consolidated Statement of Changes in Equity

					Employee Benefit Trust reserve			Share - based payment reserve
	Called - up share capital	Share premium account	Capital redemption reserve
				Merger reserve		Treasury shares	Hedging reserve		Tax reserve	Retained earnings
											Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 29 December 2012	317	523,654	1,029	61,574	(19,163)	(86,929)	2,495	112,677	41,630	57,650	694,934
Profit for the period	—	—	—	—	—	—	—	—	—	19,388	19,388
Other comprehensive income (loss) for the period	—	—	—	—	—	—	(5,680)	—	1,306	—	(4,374)

Total comprehensive income (loss) for the period	—	—	—	—	—	—	(5,680)	—	1,306	19,388	15,014
Share issues	8	15,985	—	—	—	—	—	—	—	—	15,993
Shares issued from Treasury	—	—	—	—	—	5,112	—	—	—	(1,101)	4,011
Purchase of Treasury Shares	—	—	—	—	—	(49,884)	—	—	—	(726)	(50,610)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	16,560	—	—	16,560
Deferred tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	7,678	—	7,678
Current tax benefit taken directly to equity on share option gains	—	—	—	—	—	—	—	—	2,660	—	2,660
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(13,041)	(13,041)

At 28 June 2013	325	539,639	1,029	61,574	(19,163)	(131,701)	(3,185)	129,237	53,274	62,170	693,199

					Employee Benefit Trust reserve			Share - based payment reserve
	Called - up share capital	Share premium account	Capital redemption reserve
				Merger reserve		Treasury shares	Hedging reserve		Tax reserve	Retained earnings
											Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 31 December 2011	372	473,462	950	61,574	(33,971)	(84,660)	(1,400)	88,197	41,583	331,800	877,907
Loss for the period	—	—	—	—	—	—	—	—	—	(8,969)	(8,969)
Other comprehensive income (loss) for the period	—	—	—	—	—	—	1,504	—	(376)	(18)	1,110

Total comprehensive income (loss) for the period	—	—	—	—	—	—	1,504	—	(376)	(8,987)	(7,859)
Share issues	2	417	—	—	—	—	—	—	—	—	419
Refund of share issue costs*	—	1,550	—	—	—	—	—	—	—	—	1,550
Shares issued from Employee Benefit Trust	—	—	—	—	7,897	—	—	—	—	(6,699)	1,198
Shares issed from Treasury	—	—	—	—	—	4,406	—	—	—	(2,092)	2,314
Purchase of Treasury Shares	—	—	—	—	—	(9,472)	—	—	—	—	(9,472)
Credit to equity for equity-settled share-based payments	—	—	—	—	—	—	—	10,029	—	—	10,029
Deferred tax benefit on share option gains	—	—	—	—	—	—	—	—	86	—	86
Equity dividends issued to shareholders	—	—	—	—	—	—	—	—	—	(13,617)	(13,617)

At 29 June 2012	374	475,429	950	61,574	(26,074)	(89,726)	104	98,226	41,293	300,405	862,555

*	During Q2 2012, CSR was able to claim a refund on stamp duty paid on the issuance of ordinary shares, issued as part of the consideration for the acquisition of Zoran Corporation, as a result of a change in tax case law in 2012.

Condensed Consolidated Cash Flow Statement

		Q2 2013	Q2 2012	Q1 2013	H1 2013	H1 2012
		(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	Note	$’000	$’000	$’000	$’000	$’000
Net cash inflow (outflow) from operating activities	7	29,981	40,268	(11,491)	18,490	24,873

Investing activities
Interest received		89	320	133	222	685
Purchase of treasury deposits		(18,575)	(42,094)	(13,692)	(32,267)	(47,097)
Sales of treasury deposits		17,873	35,737	9,877	27,750	67,411
Purchases of property, plant and equipment		(4,604)	(3,580)	(4,045)	(8,649)	(5,362)
Purchases of intangible assets		(1,781)	(3,535)	(7,371)	(9,152)	(5,046)
Acquisition of UK-based capabilities in DDFA		—	—	—	—	(2,667)
Proceeds on disposal of property, plant and equipment		9	—	171	180	—
Purchase of investment		—	—	—	—	(109)

Net cash (used in) from investing activities		(6,989)	(13,152)	(14,927)	(21,916)	7,815

Financing activities
Repayments of obligations under finance lease		—	—	(694)	(694)	—
Proceeds on issue of shares		4,277	118	7,845	12,122	419
Proceeds on issue of shares from Employee Benefit Trust		—	29	—	—	58
Proceeds on issue of shares from Treasury		346	2,314	3,669	4,015	2,314
Purchase of treasury shares		(47,661)	(4,051)	(2,157)	(49,818)	(9,472)
Refund of share issue costs		—	1,550	—	—	1,550
Equity dividends paid to shareholders		(13,041)	(13,617)	—	(13,041)	(13,617)

Net cash (used in) from financing activities		(56,079)	(13,657)	8,663	(47,416)	(18,748)

Net (decrease) increase in cash and cash equivalents		(33,087)	13,459	(17,755)	(50,842)	13,940
Cash and cash equivalents at beginning of period		295,739	212,011	314,760	314,760	211,907
Effect of foreign exchange rate changes		(656)	(45)	(1,266)	(1,922)	(422)

Cash and cash equivalents at end of period		261,996	225,425	295,739	261,996	225,425

Notes

1 Basis of preparation and accounting policies

The annual financial statements of CSR plc and subsidiaries (“the Group”) are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’). The directors approved the issuance of the financial statements for the 52 weeks ended 28 December 2012 on 20 February 2013. The condensed set of financial statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standards 34 ‘Interim Financial Reporting’ (‘IAS 34’), as adopted by the European Union and as issued by the IASB. The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 28 December 2012.

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the 52 weeks ended 28 December 2012 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. The auditor’s report on the accounts for the 52 weeks ended 28 December 2012 was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under section 498(2) or (3) of the Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of IFRS, this announcement does not contain itself sufficient information to comply with IFRS.

The financial information for the quarters Q2 2013, Q1 2013 and Q2 2012 is unaudited. The financial information for the 26 weeks ended 28 June 2013 (identified as being reviewed) is the subject of the independent auditor’s review report. The financial information for the 26 weeks ended 29 June 2012 was previously the subject of an independent auditor’s review report.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union have been condensed or omitted as permitted by IAS 34. The 28 December 2012 balance sheet was derived from audited financial statements but does not include all disclosures required by IFRS as adopted by the European Union and as issued by the IASB. However the Company believes that the disclosures are adequate to make the information presented not misleading.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q2 2013	13 weeks	30 March 2013 to 28 June 2013
Q1 2013	13 weeks	29 December 2012 to 29 March 2013
Q2 2012	13 weeks	31 March 2012 to 29 June 2012
H1 2013	26 weeks	29 December 2012 to 28 June 2013
H1 2012	26 weeks	31 December 2011 to 29 June 2012

2 Going Concern

The condensed consolidated financial statements have been prepared on the going concern basis.

The Group’s business activities and financial performance in the period under review are discussed on pages 3 to 13. A detailed explanation of the risk and uncertainties faced by the Group can be found on pages 45 to 50 of the Annual Report and Financial Statements which is available on CSR’s website at www.csr.com and a description of the assessment of risk by the Group is given on pages 62 and 63.

The directors have given consideration to the results of the current period, future cash forecasts and revenue projections based on prudent market data. The Group has adequate financial resources and a robust policy towards treasury risk and cash flow management and as a consequence, the directors believe the Group is well placed to manage its business risks successfully. After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report, and accordingly they continue to adopt the going concern basis.

3 Changes in share capital

In the second quarter 2013, 1,561,325 new ordinary shares were issued for employee option exercises. Consideration was $6,623,103 at a premium of $6,620,713. In addition, 68,476 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

During the first half 2013, 4,825,169 new ordinary shares were issued for employee option exercises. Consideration was $15,992,099 at a premium of $15,984,760. In addition, 947,704 ordinary shares were issued from ordinary shares held at treasury to satisfy employee option exercises.

During the first half 2013, CSR purchased 6,302,089 ordinary shares, all of which were held at treasury at 28 June 2013.

As at 28 June 2013, there were 165,312,124 ordinary shares in issue. This figure is after adjusting for 21,409,384 ordinary shares held by CSR plc in treasury.

4 Segmental reporting

CSR is a leading provider of platform technology solutions for the consumer electronics market.

Products from which Reportable Segments Derive their Revenue

Following an internal reorganization in the second half of 2012, the reportable segments of CSR changed from those disclosed in the 2012 half year review and accordingly, the prior period disclosures have been restated.

The Group reportable segments under IFRS 8 ‘Operating Segments’ are as follows:

Voice & Music	Voice & Music
Automotive	Automotive and Personal Navigation Device (PND) applications
Consumer	Cameras, Gaming, Document Imaging, Indoor Location, Bluetooth Smart and other consumer applications
Legacy Products Group (LPG)	Legacy Home Entertainment, Handset Connectivity and Handset Location (components)

Segment revenues and results

Management uses non-GAAP (denoted as ‘underlying’) measures, along with the most directly comparable IFRS financial measures, to assess CSR’s operating performance and value creation. These underlying measures form the basis for management’s performance targets and resource allocation decisions and have therefore been presented as part of Segmental Reporting disclosures.

There was no inter-segmental revenue in any of the periods shown.

The following is an analysis of the Group’s revenue and results by reportable segment in the 26 weeks ended 28 June 2013:

26 weeks ended 28 June 2013

	Automotive	Consumer	Voice & Music	LPG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	118,760	89,514	166,686	125,421	—	500,381

Result
Underlying operating (loss) profit	(4,287)	(36,276)	67,100	31,893	—	58,430

Share-based payment charges					(20,287)	(20,287)
Amortisation of acquired intangible assets					(9,363)	(9,363)
Integration and restructuring					(10,885)	(10,885)
Release of litigation provision					9,827	9,827
Other operating income					2,451	2,451
Patent settlement					(150)	(150)

Operating profit						30,023
Investment income						217
Finance expense						(3,277)

Profit before tax						26,963

The following is an analysis of the Group’s revenue and results for the 26 week period ended 29 June 2012:

26 weeks ended 29 June 2012 (As restated)

	Automotive	Consumer	Voice & Music	LPG	Unallocated	Consolidated
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue
Total segment revenue	107,555	127,087	83,201	175,659	—	493,502

Result
Underlying operating profit (loss)	6,312	(8,558)	34,644	(5,842)	—	26,556

Share-based payment charges					(11,033)	(11,033)
Amortisation of acquired intangible assets					(11,360)	(11,360)
Integration and restructuring					(11,877)	(11,877)

Operating loss						(7,714)

Investment income						676
Finance expense						(2,321)

Loss before tax						(9,359)

5 Amortisation of acquired intangibles

	Q2 2013	Q2 2012	Q1 2013	H1 2013	H1 2012
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	$’000	$’000	$’000	$’000	$’000
Included within:
Cost of sales	2,138	3,036	2,139	4,277	6,150
Research and development costs	505	640	501	1,006	1,146
Selling, general and administrative expenses	2,017	2,032	2,063	4,080	4,064

Amortisation of acquired intangibles	4,660	5,708	4,703	9,363	11,360

Amortisation of intangibles recorded in cost of sales relates to the sales of certain products containing acquired intangible assets. Amortisation of acquired intangibles not yet utilised in products being sold is recognised within Research and Development costs.

6 Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares *
Period
Q2 2013	165,119,515	176,181,890
Q2 2012	196,654,864	199,227,206
Q1 2013	164,494,147	173,977,491
H1 2013	164,806,831	176,028,784
H1 2012	196,709,729	200,301,668

*	Share options are only treated as dilutive where the result after taxation is a profit and the exercise price is less than the average market price of CSR plc’s shares in the period

Refer to the supplementary information for a reconciliation between IFRS and underlying measures of diluted earnings per share.

7 Reconciliation of net profit (loss) to net cash from operating activities

	Q2 2013	Q2 2012	Q1 2013	H1 2013	H1 2012
	(unaudited)	(unaudited)	(unaudited)	(reviewed)	(reviewed)
	$’000	$’000	$’000	$’000	$’000
Net profit (loss)	18,268	5,000	1,120	19,388	(8,969)
Adjustments for:
Investment income	(109)	(110)	(108)	(217)	(676)
Finance expense	1,328	921	1,949	3,277	2,321
Tax	2,829	2,225	4,746	7,575	(390)
Amortisation of intangible assets	7,551	7,423	7,630	15,181	14,476
Depreciation of property, plant and equipment	3,176	4,224	3,020	6,196	8,327
Loss on disposal of property, plant and equipment and intangible fixed assets	167	(30)	(146)	21	25
Share option charges	7,057	4,648	9,503	16,560	10,029
Decrease in provisions	(253)	(524)	(10,835)	(11,088)	(10,561)

Operating cash flows before movements in working capital	40,014	23,777	16,879	56,893	14,582
Decrease (increase) in inventories	3,008	(3,915)	(4,563)	(1,555)	7,157
Decrease (increase) in receivables	11,587	(11,447)	(15,379)	(3,792)	(2,795)
(Decrease) increase in payables	(23,208)	33,168	(8,736)	(31,944)	2,875

Cash generated by (used in) operations	31,401	41,583	(11,799)	19,602	21,819
Foreign tax paid	(1,326)	(1,170)	379	(947)	(1,392)
UK Corporation tax received	—	—	—	—	4,717
Interest paid	(94)	(145)	(71)	(165)	(271)

Net cash inflow (outflow) from operating activities	29,981	40,268	(11,491)	18,490	24,873

8 Contingent Liabilities

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. We are regularly involved in pending and threatened litigation in the course of our business and industry, which litigation may be inherently uncertain. See, for example, our Securities and Exchange Commission (“SEC”) filings and our Annual Report for risks of litigation. With respect to both existing and future litigation, we will continue vigorously to defend ourselves and/or take other steps as we believe are in the overall interests of CSR and its shareholders.

There are three lawsuits pending between CSR and Freescale Semiconductor, Inc.: two patent infringement actions in the US District Court and a declaratory judgment action in state court. Trial dates have not been set in any of the three cases. The two patent infringement cases are in the discovery phase with respective Markman claim construction hearings scheduled for Q3 and Q4 2013. CSR’s patent infringement case against Freescale is pending in the US District Court for the Northern District of California (Case No. 12-CV-02619), and involves three US patents. Freescale’s patent infringement case against CSR is pending in the US District Court for the Western District of Texas (Case No. 1:12-CV-00644) and involves four US patents. Freescale’s declaratory judgment action against CSR, filed on 12 September 2012 in New York state court (Index No. 653178/2012), seeks to prevent a longstanding license agreement from CSR to Freescale from terminating in November 2012. CSR’s response to Freescale’s action, filed in April 2013, includes counterclaims for trade secret misappropriation, trademark infringement, and the failure of Freescale to allow CSR to perform an audit verifying royalties owed.

CSR and/or Zoran are named defendants in three patent infringement cases filed by patent portfolio non-practising entities. These cases are in various stages of litigation and include many other defendants. Plaintiffs in these cases, the filing dates of their respective complaints, case venues in US District Court, and the scheduled trial dates are as follows: Azure Networks and Tri-County Excelsior Foundation (Filed 22 March 2011; E.D. Texas; Judgment of non-infringement entered against Azure on May 30, 2013, which judgment Azure has appealed to the US Court of Appeals for the Federal Circuit); HSM Portfolio and Technology Property (Filed 1 September 2011; D. Delaware; Trial scheduled for Q1 2015); and Innovus Prime (Filed 26 August 2011; N.D. Cal.; No trial date set).

No provision has been recorded for any of the ongoing cases above as cash out flow has not been deemed probable as of the date hereof.

9 Taxation

Tax for the 26 week period ended 28 June 2013 is charged at 28.1% (26 weeks ended 29 June 2012: credited at 4.2%) representing the best estimate of the average annual effective tax rate expected for the full year, applied to the pre-tax profit for the 26 week period.

10 Dividends

Amounts recognised as equity dividends issued to shareholders were $13,041,000. The proposed interim dividend for the 26 week period ended 28 June 2013 is $0.045 per share.

The proposed interim dividend of $0.045 per share was approved by the Board subsequent to 28 June 2013 and has not been included as a liability as of 28 June 2013.

11 Related party transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. There have been no material changes in the type of related party transactions described in the last annual report.

12 Goodwill

As a result of the lower than expected performance of the Cameras business and a revision in the discount rate applied to the discounted cashflows used to determine value in use of the Cameras CGU there has been a considerable reduction in the headroom for the Camera’s CGU. At 28th June 2013 the Cameras CGU had net assets of $87.7 million including associated goodwill of $50.5 million. This compares to a value in use of $107.2 million as calculated using a discounted cashflow analysis with a pre tax discount rate of 11.8%. This leaves headroom of $19.5 million.

For the Cameras CGU “a reasonably possible change” in the assumptions underlying the value in use calculations could cause the carrying amount of goodwill to exceed value in use and accordingly, the following sensitivities are presented:

•

In respect of management’s five year projections, a decrease of around 3% in revenue in year five, whilst maintaining other elements of the five year projections, would cause the current headroom of $19.5 million in the value in use over the net book value of the goodwill to erode to $nil.

•

In respect of management’s five year projections, an absolute decrease of around 3% in the gross margin percentage in year five, whilst maintaining other elements of the five year projections, would cause the current headroom of $19.5 million in the value in use over the net book value of the goodwill to erode to $nil.

•	An increase in the pre-tax discount rate to 12.6% would cause the current headroom of $19.5 million in the value in use over the net book value of the goodwill to erode to $nil.

•	A decrease in the terminal growth rate to 2.2%, from 3.5%, would cause the current headroom of $19.5 million in the value in use over the net book value of the goodwill to erode to $nil.

13 Provisions

There was a decrease in provisions held on the Balance sheet during the first half of 2013 of $11.1 million from $21.1 million, as at 28 December 2012, to $10.0 million as at 28 June 2013. The primary reason for this movement was the release of a provision which had been previously recognised on the acquisition of Zoran Corporation, in relation to potential liabilities that may have arisen in relation to SEC investigations of former officers of Microtune Inc., a subsidiary undertaking.

On 28 March 2013, the United States Supreme Court dismissed the SEC’s case against two former officers of Microtune, Inc and accordingly the provision held at that date, $9.8 million, was released to the income statement in its entirety.

Supplementary information

Summary income statement – Underlying results

	Q2 2013	Q2 2012	Q1 2013	H1 2013	H1 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Underlying	Underlying	Underlying	Underlying	Underlying
	$’000	$’000	$’000	$’000	$’000
Revenue	262,453	266,514	237,928	500,381	493,502
Underlying cost of sales	(124,474)	(127,926)	(115,511)	(239,985)	(240,096)

Underlying gross profit	137,979	138,588	122,417	260,396	253,406
Underlying research and development	(60,934)	(70,834)	(66,701)	(127,635)	(138,678)
Underlying selling, general and administrative	(37,712)	(43,877)	(36,619)	(74,331)	(88,172)

Underlying Operating profit	39,333	23,877	19,097	58,430	26,556
Investment income	109	110	108	217	676
Underlying finance expense	(919)	(383)	(1,508)	(2,427)	(1,214)

Underlying profit before tax	38,523	23,604	17,697	56,220	26,018
Underlying tax	(6,414)	(6,258)	(5,084)	(11,498)	(7,060)

Underlying profit for the period	32,109	17,346	12,613	44,722	18,958

Diluted share count	176,181,890	199,227,206	173,977,491	176,028,784	200,301,668
Underlying Earnings per share	$	$	$	$	$
Diluted	0.18	0.09	0.07	0.25	0.09

Reconciliation of IFRS results to underlying measures

Q2 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	135,841	51.8	(66,684)	(46,841)	22,316	21,097	(2,829)	18,268	0.10
Amortisation of intangibles	2,138	0.8	505	2,017	4,660	4,660	(1,103)	3,557	0.02
Share option charges	—	—	5,245	3,137	8,382	8,382	(1,067)	7,315	0.04
Integration and restructuring	—	—	—	5,596	5,596	5,596	(1,602)	3,994	0.03
Patent settlement	—	—	—	150	150	150	(35)	115	—
Other operating income	—	—	—	(1,771)	(1,771)	(1,771)	412	(1,359)	(0.01)
Unwinding of discount on non-underlying items	—	—	—	—	—	409	(95)	314	—
Deferred tax on unexercised share options	—	—	—	—	—	—	(940)	(940)	(0.01)
Release of litigation provision	—	—	—	—	—	—	(35)	(35)	—
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	880	880	0.01

Underlying	137,979	52.6	(60,934)	(37,712)	39,333	38,523	(6,414)	32,109	0.18

Q2 2012

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	135,552	50.9	(74,216)	(53,300)	8,036	7,225	(2,225)	5,000	0.03
Amortisation of intangibles	3,036	1.1	640	2,032	5,708	5,708	(1,411)	4,297	0.02
Share option charges	—	—	2,742	2,269	5,011	5,011	(2,417)	2,594	0.01
Integration and restructuring	—	—	—	5,122	5,122	5,122	(1,614)	3,508	0.02
Unwinding of discounts on non-underlying items	—	—	—	—	—	538	(131)	407	—
Deferred tax effect of change in UK tax rate	—	—	—	—	—	—	1,540	1,540	0.01

Underlying	138,588	52.0	(70,834)	(43,877)	23,877	23,604	(6,258)	17,346	0.09

Q1 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	120,278	50.6	(73,456)	(39,115)	7,707	5,866	(4,746)	1,120	0.01
Amortisation of intangibles	2,139	0.9	501	2,063	4,703	4,703	(1,144)	3,559	0.02
Share option charges	—	—	6,254	5,651	11,905	11,905	(2,342)	9,563	0.05
Integration and restructuring	—	—	—	5,289	5,289	5,289	(863)	4,426	0.03
Other operating income	—	—	—	(680)	(680)	(680)	158	(522)	—
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,474	(6,353)	(0.04)
Unwinding of discount on non-underlying items	—	—	—	—	—	441	(103)	338	—
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	482	482	—

Underlying	122,417	51.5	(66,701)	(36,619)	19,097	17,697	(5,084)	12,613	0.07

H1 2013

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating profit	Profit b/f tax	Taxation	Net profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	256,119	51.2	(140,140)	(85,956)	30,023	26,963	(7,575)	19,388	0.11
Amortisation of intangibles	4,277	0.8	1,006	4,080	9,363	9,363	(2,247)	7,116	0.04
Share option charges	—	—	11,499	8,788	20,287	20,287	(3,409)	16,878	0.10
Integration and restructuring	—	—	—	10,885	10,885	10,885	(2,465)	8,420	0.05
Release of litigation provision	—	—	—	(9,827)	(9,827)	(9,827)	3,439	(6,388)	(0.04)
Patent settlement	—	—	—	150	150	150	(35)	115	—
Other operating income	—	—	—	(2,451)	(2,451)	(2,451)	570	(1,881)	(0.01)
Unwinding of discount on non-underlying items	—	—	—	—	—	850	(198)	652	—
Deferred tax on unexercised share options	—	—	—	—	—	—	(940)	(940)	(0.01)
Prior year adjustment and movement on uncertain tax positions	—	—	—	—	—	—	1,362	1,362	0.01

Underlying	260,396	52.0	(127,635)	(74,331)	58,430	56,220	(11,498)	44,722	0.25

H1 2012

	Gross Profit	Gross Margin	R & D Expense	SG & A Expense	Operating (loss) profit	Profit b/f tax	Taxation	Net (loss) Profit	Diluted EPS
	$’000%		$’000	$’000	$’000	$’000	$’000	$’000	$
IFRS	247,256	50.1	(145,500)	(109,470)	(7,714)	(9,359)	390	(8,969)	(0.05)
Amortisation of intangibles	6,150	1.2	1,146	4,064	11,360	11,360	(3,076)	8,284	0.04
Share option charges	—	—	5,676	5,357	11,033	11,033	(2,707)	8,326	0.04
Integration and restructuring	—	—	—	11,877	11,877	11,877	(2,936)	8,941	0.04
Unwinding of discount on non-underlying items	—	—	—	—	—	1,107	(271)	836	0.01
Deferred tax effect of change in tax rate	—	—	—	—	—	—	1,540	1,540	0.01

Underlying	253,406	51.3	(138,678)	(88,172)	26,556	26,018	(7,060)	18,958	0.09

INDEPENDENT REVIEW REPORT TO CSR PLC

We have been engaged by CSR plc (the ‘Company’) to review the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 28 June 2013 which comprises the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated balance sheet, the condensed consolidated statement of changes in equity, the condensed consolidated cash flow statement and the related notes 1 to 13. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of CSR plc and its subsidiaries (the ’Group’) are prepared in accordance with IFRSs as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the IASB and adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the 26 weeks ended 28 June 2013 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, United Kingdom

24 July 2013